

Daniel D. Poane

Pricing Cost Analyst at PCSI - Professional Contract
Services, Inc

Austin, Texas

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 PCSI - Professional
Contract Services, Inc

 Rider University

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500+ connections

Financial analyst with public and private sector experience in project analysis, a history of rapid
promotions, and a special ability to take a deep dive into the details of a project.

Experience



Program Cost Analyst
PCSI - Professional Contract Services, Inc
Aug 2017 – Present • 10 mos
Austin, Texas



Finance Officer - Economic Incentives and Tax-Exempt Bonds
New Jersey Economic Development Authority (NJEDA)
Feb 2015 – May 2017 • 2 yrs 4 mos
Trenton, NJ

Perform financial and underwriting analysis of applicant real estate acquisition and leasing
options. Develop and present comparative real estate analysis summaries to senior leadership.
Communicate with applicants, consultants, lenders, legal counsel, and other governmental
entities to collect and evaluate project and site specific information.



Government Claims Analyst
Cenlar FSB
Mar 2014 – Jan 2015 • 11 mos
Ewing, NJ

Government Claims Analyst (2014 to 2015)
_____

Promoted to Government Claims Analyst after initial hire as Sr. Claims Administrator due to in-
depth understanding of governing regulations. SME role focused on the foreclosure and claim
filing process including forensic analysis of paid claims, mortgage payment reconciliation, and
escrow history. Reported directly to the manager of the claims department and communicated
with upper management.



Sr Claims Administrator
Cenlar FSB
Nov 2013 – Mar 2014 • 5 mos
Ewing, NJ







Increased claim filing accuracy 3% resulting in higher claim amounts of $1,500 per claim.

Filed twice the average rate of claims which reduced a significant backlog within 3 months resulting in fewer curtailed claims saving our clients an average of $3,000 per claim.

National Field Network

HUD Claims Department Manager
National Field Network
Feb 2013 – Sep 2013 • 8 mos
Howell, NJ

Oversaw a staff of 8 to manage the claim filing process. Setup process monitoring to streamline claims assembly line and eliminated bottlenecks. Provided operational guidance and training to MI claims department team members as subject matter expert on government mortgage insurance claims.

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Education

Rider University

Rider University
Bachelor of Business Administration (B.B.A.), Finance
2009
Activities and Societies: Member of Student Finance Board, Member of Student Activities Fund Committee, Elected Resident Representative to Student Government.

Volunteer Experience

Red Cross Blood Services

Young Professionsals volunteer
Red Cross Blood Services
Oct 2014 – Present • 3 yrs 8 mos
Disaster and Humanitarian Relief

Skills & Endorsements

Microsoft Office · 17

Endorsed by **3 of Daniel D.'s colleagues at Cenlar FSB**

Mortgage Servicing · 15

Endorsed by **4 of Daniel D.'s colleagues at National Field Network**

Residential Mortgages · 13

Endorsed by **3 of Daniel D.'s colleagues at National Field Network**

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Recommendations

Received (5) Given (2)

Aaron Lipton

Aaron Lipton
VP, Business Lending at Investors Bank
March 24, 2017, Aaron worked with Daniel D. in different groups

Dan and I worked together to finance a large request for a non-profit organization. Throughout the tight deadlines and changing circumstances out of our control, Dan was a true professional through the whole process and always maintained a sharp attention to detail, great communication skills and work ethic. Dan underwrote the bond portion of the deal and his knowledge and wherewithall helped not only myself tremendously, but also

the client to make the deal happen. I have the highest confidence in Dan.

 **Collin Ferrari**
Head of Audience
Operations at Bombora

January 16, 2017, Daniel D.
worked with Collin in the same
group

Dan exhibited a high degree of professionalism, was meticulous and detail oriented, while at the same time demonstrating an awareness of, and engagement with, the larger framework and timelines of the conveyance process.

It was clear to me through his informed language and discourse that he had thoroughly familiarized himself with the relevant regulatory guidelines and stipulations governing the process, and was conversant with them.

Dan is knowledgeable and well-versed in his subject matter areas, works well both individually as well as in a group context, quickly grasps new information, which he can swiftly contextualize, and has a sharp intellect.

On the interpersonal side, Dan has a cordial, genial, and winning manner while interacting with others; he would be asset in any organization!

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